SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2005

                        Commission file number 000-30690


                                  EUROTRUST A/S
                  (Translation of Company's name into English)


                               POPPELGARDVEJ 11-13
                                   2860 S0BORG
                                     DENMARK
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                  Form 20-F [X]                  Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             YES [ ]         NO [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EUROTRUST A/S

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----

Disclosure Regarding Forward-Looking Statements............................................     2

Exchange Rate Information..................................................................     2

Unaudited Consolidated Condensed Balance Sheets
as of March 31, 2005 and December 31, 2004.................................................     3

Unaudited Consolidated Condensed Statements of Operations for the three-month
periods ended March 31, 2005 and 2004......................................................     5

Unaudited Consolidated Condensed Statements of Shareholders' Equity for the Years Ended
December 31, 2003 through December 31, 2004 and for the three-month period
ended March 31, 2005.......................................................................     6

Unaudited Consolidated Condensed Statements of Cash Flows for the three-month periods ended
March 31, 2005 and 2004....................................................................     7

Notes To Unaudited Consolidated Condensed Financial Statements ............................     8

Management's Discussion And Analysis Of Financial Condition And Results Of Operations......    20

Risk Factors ..............................................................................    28

Signature .................................................................................    35

Index to Exhibits .........................................................................    36

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this report, you should not assume, and we cannot assure you, that we can achieve our objectives or implement our plans. Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, our ability to identify new under valued opportunities for investment or acquisition; the potential unforeseen impact of product or service offerings from competitors; our ability to raise additional capital should it be required to finance our growth aspirations; our ability to negotiate appropriate strategic relationships; our ability to control costs and expenses; and general economic and political conditions and specific conditions in the markets we address; and certain factors set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 3, 2005, under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item
4) and "Operating and Financial Review and Prospects" (Item 5).

                                  ------------

                            EXCHANGE RATE INFORMATION

         In this report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of March 31, 2005 into U.S. dollars at an exchange rate of $1.00 = DKK 5.7463, the exchange rate on March 31, 2005. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on March 31, 2005, or at any other rate.

                                  ------------

         Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares (also referred to herein as "common shares") shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

         We use the terms "we," "our," "us," "EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                         EUROTRUST A/S AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)


                                                                DECEMBER 31,        UNAUDITED
                                                                ------------        ---------
                                                                    2004          MARCH 31, 2005
                                                                   -------     -------------------
                                                                     DKK         DKK         USD
ASSETS
Current assets:
      Cash and cash equivalents                                      6,750      25,376     $ 4,416
      Restricted cash                                                5,352       2,803         488
      Accounts receivable trade, net of allowance for
      doubtful accounts of DKK 592 in 2004 and DKK 188 in 2005      17,173      11,713       2,038
      Notes receivable, current                                      2,200       2,200         383
      Broadcasting programming rights, current                       2,928       2,928         510
      Valued added tax receivables                                     332         100          17
      Prepaid expenses and deposits                                  2,263       2,517         438
      Other receivables                                              2,748       2,221         387
                                                                   -------     -------     -------
Total current assets                                                39,746      49,858       8,677

      Marketable securities - available for sale                       197         222          39
      Notes receivable, net of current portion                       8,800       8,800       1,531
      Broadcasting programming rights, net of current
      portion                                                        2,898       2,165         377
      Rent and other long term deposits                              3,256       3,128         544
      Other receivables, long term                                     588         535          93
      Long term investments at cost                                     --          --          --
      Equity method investment in Mediehuset Danmark ApS             1,638       1,638         285
      Property, plant and equipment, net                            92,592      91,139      15,860
      Goodwill                                                      24,561      24,613       4,283
      Deferred tax assets, net of current portion                    3,972       3,716         647
                                                                   -------     -------     -------

Total assets                                                       178,248     185,814     $32,336
                                                                   =======     =======     =======


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.7463.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)


                                                                        DECEMBER 31,          UNAUDITED
                                                                            2004            MARCH 31, 2005
                                                                        ------------    ----------------------
                                                                            DKK           DKK           USD
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Secure Line of Credit, current                                         8,417         8,268      $  1,439
      Bank loan, current                                                       741           741           129
      Lease obligations, currents                                            1,244         1,244           217
      Accounts payable                                                      24,026        16,247         2,827
      Accrued expenses                                                      12,613         9,962         1,733
      Deposit received on sale of building                                      --        19,250         3,350
      Equipment purchase obligation, current                                12,152        12,152         2,115
      Income tax payable                                                        --            --            --
                                                                          --------      --------      --------
Total current liabilities                                                   59,193        67,864        11,810

Long term liabilities:
      Long term equipment purchase obligation, net of current
      portion                                                                9,749         6,870         1,196
      Bank loan, long term, less current maturities                          3,099         2,920           508
      Lease obligations, long term, less current maturities                  4,585         4,281           745
                                                                          --------      --------      --------
Total long term liabilities                                                 17,433        14,071         2,449

Minority interest in subsidiaries                                               56            25             4

Shareholders' equity:
      Common shares - par value DKK 7.50, 7,991,000 and 8,269,630 authorized, 5,108,267 and 5,386,820 issued at December 31, 2004
      and March 31, 2005, respectively                                      38,312        40,401         7,031
      Additional paid-in capital                                           519,844       523,511        91,104
      Accumulated deficit                                                 (457,386)     (460,083)      (80,066)
      Accumulative other comprehensive income                                  796            25             4
                                                                          --------      --------      --------
Total shareholders' equity                                                 101,566       103,854        18,073
                                                                          --------      --------      --------

Total liabilities and shareholders' equity                                 178,248       185,814      $ 32,336
                                                                          ========      ========      ========


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.7463.
        See accompanying notes to the consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                                    THREE MONTHS ENDED MARCH 31,
                                                                   2004         2005         2005
                                                                  -------      -------      -------
                                                                    DKK          DKK          USD
                                                                 Unaudited    Unaudited     Unaudited
Net sales                                                          34,076       20,449      $ 3,559

Operating expenses:
     Cost of sales                                                 16,021       12,611        2,195
     Selling and marketing                                          7,569        4,024          700
     General and administrative                                     5,965        4,880          849
     Depreciation                                                   3,206        3,403          592
                                                                  -------      -------      -------
     Total operating expenses                                      32,761       24,918        4,336
                                                                  -------      -------      -------

Operating income (loss)                                             1,315       (4,469)        (777)

Other income (expenses)
     Interest income                                                    5          200           35
     Interest expense                                                (104)        (299)         (52)
     Foreign currency gain (loss), net                                 22          342           60
     Gains from sales of businesses                                   196        1,394          242
     Other (expenses) income, net                                     (29)          --           --
                                                                  -------      -------      -------

 (Loss) income before income taxes and minority interest            1,405       (2,832)        (492)

     Income tax expense                                                --          104           18
     Minority interest in net income (loss) of subsidiaries           183           31            5
                                                                  -------      -------      -------

NET (LOSS) INCOME                                                   1,588       (2,697)     $  (469)
                                                                  =======      =======      =======

BASIC INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARE

Net (loss) income                                                    0.34        (0.52)     $ (0.09)
                                                                  =======      =======      =======

Weighted average common shares outstanding                          4,671        5,212        5,212
                                                                  =======      =======      =======

DILUTED INCOME (LOSS) PER WEIGHTED AVERAGE COMMON SHARES

Net (loss) income                                                    0.31        (0.52)     $ (0.09)
                                                                  =======      =======      =======

Weighted average common shares outstanding, assuming dilution       5,184        5,212        5,212
                                                                  =======      =======      =======


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.7463.
        See accompanying notes to the consolidated financial statements.

                         EUROTRUST A/S AND SUBSIDIARIES

       UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2004 AND THREE MONTHS ENDED MARCH 31, 2005
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                                      OTHER
                                                                                     ACCUM.
                                                      ADDITIONAL                       COM-
                                             COMMON      PAID-IN   ACCUMULATED   PREHENSIVE   TREASURY
                                             SHARES      CAPITAL       DEFICIT       INCOME      STOCK       TOTAL
                                                DKK          DKK           DKK          DKK        DKK         DKK

BALANCE AT DECEMBER 31, 2003                 39,693      526,040      (515,840)         512     (4,045)     46,360

Issuance of 285,333 common shares for
    cash through exercise of stock
    options                                   2,138          141            --           --         --       2,279
Issuance of 60,000 common shares for
    cash through exercise of stock
    options                                     450          332            --           --         --         782
Currency translation adjustments                 --           --            --         (110)        --        (110)
Other than temporary losses on
    marketable securities                        --           --            --          394         --         394
Purchase of 608,120 common shares into
    treasury at cost                             --           --            --           --    (10,826)    (10,826)
Sale of 150,000 shares of treasury
    stock                                        --          319            --           --      3,829       4,148
Compensation for the issuance of
    25,000 warrants to purchase common
    stock at DKK 23.76 per ordinary share        --           85            --           --         --          85
Cancellation of common shares held in
    treasury at cost                         (3,969)      (7,073)           --           --     11,042          --
Net income                                                              58,454                              58,454
                                         --------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2004                 38,312      519,844      (457,386)         796         --     101,566

Issuance of 71,094 common shares for
    cash through exercise of stock
    options                                     533          717            --           --         --       1,250
Issuance of 207,458 common shares for
    cash through exercise of stock
    options                                   1,556        2,950            --           --         --       4,506
Currency translation adjustments                 --           --            --         (796)        --        (796)
Unrealized gain on marketable
    securities                                   --           --            --           25         --          25
Net income                                                              (2,697)                             (2,697)
                                         --------------------------------------------------------------------------

BALANCE AT MARCH 31, 2005                    40,401      523,511      (460,083)          25         --     103,854

BALANCE AT MARCH 31, 2005                 USD$7,031   USD$91,104   USD$(80,066)       USD$4      USD$0  USD$18,073


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.7463.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                                        THREE MONTHS ENDED MARCH 31,
                                                                                      2004         2005         2005
                                                                                     -------      -------      -------
                                                                                    Unaudited    Unaudited    Unaudited
                                                                                       DKK          DKK          USD
Cash flows from operating activities:

Net (loss) income from continuing operations                                           1,588       (2,697)     $  (469)
Adjustments to reconcile net loss (income) to cash used in operating activities:
       Depreciation, amortization and write down                                       3,206        3,403          592
       (Gain) on sale business                                                          (196)      (1,394)        (242)
       Provision for doubtful accounts                                                     0          (55)         (10)
       Deferred tax                                                                        0          256           45
       Minority interest                                                                (480)         (31)          (5)
       Changes in operating assets and liabilities:
             Accounts receivable                                                      (2,053)       5,515          960
             Broadcasting programming rights                                          (3,343)         733          128
             Other assets                                                                 --          128           22
             Prepaid expenses                                                             --         (254)         (44)
             Income tax payable                                                           59           --           --
             Other receivables                                                         1,673          812          141
             Accounts payable                                                            (91)      (7,779)      (1,354)
             Accounts payable, related parties                                          (477)          --           --
             Accrued expenses                                                         (5,753)      (2,651)        (461)
             Deferred revenue                                                          2,703           --           --
                                                                                     -------      -------      -------
       Cash used in operating activities:                                             (3,164)      (4,014)        (697)
                                                                                     =======      =======      =======

Cash flows from investing activities:

       Acquisition of businesses, net of cash acquired                                    --          (52)          (9)
       Proceeds from sale of business, net of cash disposed of                           196          598          104
       Purchase of fixed assets                                                       (1,509)      (4,829)        (840)
       Deposit received on the  sales of building                                          0       19,250        3,350
                                                                                     -------      -------      -------
       Cash (used in) provided by investing activities:                               (1,313)      14,967        2,605
                                                                                     =======      =======      =======

Cash flows from financing activities:

       Net payments of principle in short- and long-term borrowings                       --         (328)         (57)
       Payments on lease obligations                                                      --         (304)         (53)
       Net change in restricted cash                                                      --        2,549          444
       Proceeds from issuance of common shares, treasury shares and
       stock options                                                                      --        5,756        1,002
                                                                                     -------      -------      -------
       Cash provided by (used in) financing activities:                                   --        7,673        1,336
                                                                                     =======      =======      =======

Effect of currency exchange rate changes on cash and cash equivalents                     --           --           --
                                                                                     -------      -------      -------
Net increase (decrease) in cash and cash equivalents                                  (4,477)      18,626        3,244
Cash and cash equivalents, beginning of period                                         9,363        6,750        1,175
                                                                                     -------      -------      -------
Cash and cash equivalents, end of period                                               4,886       25,376      $ 4,419
                                                                                     =======      =======      =======
Supplemental disclosure of cash flow information
Cash paid for interest                                                                     5         (299)     $   (52)
                                                                                     =======      =======      =======
Cash paid for taxes                                                                     (104)          --           --
                                                                                     =======      =======      =======

Non-cash Investing and Financing Activities:

During the three months ended March 31, 2004, The Company purchased DKK 26,000 of mobile production equipment under an equipment purchase agreement. The Company further reclassified DKK 777 in lease obligations currently payable to accounts payable.

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.7463.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 3, 2005.

         In preparing financial statements that conform with Generally Accepted Accounting Principles in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         EuroTrust A/S and its subsidiaries (the "Company") engage in providing production and broadcasting services and operating the Danish cable channel DK4. The Company previously provided Internet security products and services in Scandinavia these operations were sold during 2003 and 2004.

         The Company operated in two reportable service-based segments from 2002 through 2005: The Production and Broadcasting Segment and the Internet Security Product and Services Segment.

PRODUCTION AND BROADCASTING SEGMENT

         The Company's Production and Broadcasting Segment consists of the Danish Cable Channel DK4, a large media production company in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production.

INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         At  March  31,  2005,  the  Internet   services  segment  monitors  the
continuing royalty payments received in connection with the sale of our secure hosting and remote back-up services business in 2004.

         The Company's Internet Security Product and Services Segment previously
offered  trusted  Internet  security  products  and  services   including  virus
detection products and services,

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


email security products, vulnerability testing, secure remote backup services, digital video surveillance, secure hosting and Public Key Infrastructure (PKI) Services until the sale of these businesses during 2003 and 2004.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at March 31, 2005 includes:

                                            COUNTRY OF                            INTEREST
      SUBSIDIARY                          INCORPORATION                           OWNERSHIP
      ----------                          -------------                           ---------

      Europe-Visions A/S                     Denmark                               100.0%
      EuroTrust PKI Services A/S             Denmark                 100.0% (Assets sold April 1, 2004)
      EuroTrust Virus112 A/S                 Denmark               100.0% (Assets sold September 30, 2004)



         Other   significant   operating    subsidiaries    consolidated   under
Europe-Visions A/S and its jurisdiction of incorporation and the related Company ownership interest in those subsidiaries at March 31, 2005 are as follows:

                                            COUNTRY OF              INTEREST
        SUBSIDIARY                        INCORPORATION             OWNERSHIP
        ----------                        -------------             ---------

        Ciac A/S                             Denmark                 100.0%
        Prime Vision A/S                     Denmark                 100.0%
        Arhustudiet A/S                      Denmark                 100.0%
        Publishing & Management ApS          Denmark                  51.0%
        TV Akademiet A/S                     Denmark                 100.0%
        Formedia A/S                         Denmark                 100.0%
        Mobile Broadcasting A/S              Denmark                 100.0%


         At March 31, 2005, the Company had the following equity method investments:

        Mediehuset Danmark ApS               Denmark                  25.0%

REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the local currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the year-end exchange rate and items in the Statement of Operations are translated at the average exchange rate.
Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Any resulting gains and losses from these transactions are included in the Statement of Operations as foreign currency transaction gain (losses).

INFORMATION EXPRESSED IN US DOLLARS

         Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 5.7463 DKK to one US Dollar, the approximate exchange rate at March 31, 2005. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations.

LONG-TERM INVESTMENTS

         Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally,

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, the Company writes-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

PROGRAMMING RIGHTS

The Company acquires rights to programming and produces programming for exhibit on its cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

PROPERTY, PLANT AND EQUIPMENT

         Buildings, technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost, less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land is carried at cost and is not depreciated.

Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

         Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. Other definite life intangibles assets consist of license rights to virus scanning software and other intangible assets. The Company fully adopted the provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test, if any, are included in operating expenses in the period of impairment. SFAS No. 142 requires that definite intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

         The depreciable basis of assets that are impaired and continue in use with a reduced carrying cost of their respective fair values.

REVENUE RECOGNITION

         The Company derives revenues from broadcasting, which includes cable and digital television subscriber income and program production. The Company previously derived income from Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services, hosting, virus surveillance and detection services, and remote data backup services. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

      BROADCASTING

         The Company recognizes cable and digital television revenue on an accrual basis in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming is made available to viewers. Revenue and costs associated with program production are recognized when programs are completed and delivered to the broadcaster with no further obligation to customers.

         INTERNET SERVICES

         The Company recognized revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria are met: (1) persuasive evidence of an arrangement existed, (2) delivery of products and services had occurred, (3) the fee was fixed or determined and (4) collectibility was reasonably assured. We determined each of the criteria in our revenue recognition as follows:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. We entered into written agreements with our customers, that were signed by both the customer and the Company, or other related documentation from those customers who have previously negotiated an arrangement.


         DELIVERY OF PRODUCTS AND SERVICES HAS OCCURRED. Certificate and security technologies were delivered physically or downloaded by the customer. Undelivered components of these technologies that were essential to the functionality of the products, if any were not recognized until delivery in full was complete.


         THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees were due within one year or less. Any arrangements, if any, with payment terms that extended beyond customary payment terms, the fees were considered not to be fixed or determinable, and revenues from such arrangements were recognized as payments become due and realizable.


         COLLECTIBILITY IS probable. Collectibility was assessed for each customer class of which there was a history of successful collection based upon a credit review. Initial determination that collectibility was not probable results in the revenues being recognized as cash was collected.

         In software arrangements involving multiple elements, as required by the EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" and American Institue of Certified Public Accountants Statement of Position ("SOP") 97-2, as amended by SOP 98-9, the Company allocated and deferred revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognized the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element was based on the price for which the undelivered element was sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee was recognized over the performance period.

         Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that were not sold separately, were deferred and recognized ratably over the period that such contracted services were provided, usually 12 to 24 months.

         Revenues from virus surveillance and detection services, which include bundled maintenance services that were not sold separately, were deferred and recognized rateably over the period that the service was provided, usually 3 to 36 months.

         Up-front fees from hosting and remote data backup services were deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

         The Company's consulting and installation services relating to secure communication, virus protection and network security were not essential to the functionality of the software. These software products were fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which were provided on a time and materials basis, were recognized as the services were performed.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


INCOME TAXES

         The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount which realization is more likely than not.

STOCK OPTIONS

         At March 31, 2005, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123.

         The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to stock-based employee compensation under which the estimated fair value of the options would have been expensed over the options' vesting periods:

                                                        2004          2005          2005
                                                       ----------------------------------
                                                         DKK           DKK          US $
Reported net income (loss)                              1,588        (2,697)         (469)
Reported stock-based compensation expense                  --            --            --
Pro forma stock-based compensation expense               (102)           --            --
                                                       ------        ------        ------
Pro forma net loss                                      1,486        (2,697)         (469)


Reported basic income (loss) per share                   0.34         (0.52)        (0.09)
Reported diluted income (loss) per share                 0.31         (0.52)        (0.09)

Pro forma basic loss per share                           0.34         (0.52)        (0.09)
Pro forma diluted loss per share                         0.31         (0.52)        (0.09)

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

         The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers. The company has one large customer in the broadcasting segment which alone accounts for 25% and 10% of the company's consolidated revenue for 2003, and the three months ended March 31, 2004 respectively. During the three months ended March 31, 2005, the Company has two customers in the broadcasting segment which account for 38% and 33%, respectively.

PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond its' contribution.

         Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material (spoilage) to be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will be required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005.
Management believes the provisions of this Standard will no effect on our financial position or results of operations.

         In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This Statement revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."

         SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. The Company will be required to apply SFAS No. 123(R) as of the first fiscal year begins after June 30, 2005. Accordingly, The Company will adopt SFAS No. 123(R) during the first quarter of fiscal 2006. Management is currently evaluating the impact SFAS No. 123(R) will have on the Company's results of operations as a result of adopting this new Standard. Upon adopting SFAS 123(R) the Company's income will decrease as a result of the additional compensation expense if additional options are granted.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity instruments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting guidance provided in EITF 03-1 is effective for fiscal years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. The Company does not expect the adoption of EITF 03-1 will have a material impact on its financial position, results of operations, or cash flows.

PURCHASE OF EQUIPMENT

         During 2004, the Company entered into two agreements to purchase approximately DKK 32460 in production equipment excluding VAT. The DKK 32,460 obligation is payable in quarterly payments of DKK 2,746 through August 30, 2006. At March 31, 2005 the remaining obligation totaled DKK 15,217 excluding VAT.

EARNINGS PER SHARE

         Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common shares outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

         The following table presents the computation of basic and diluted average common shares outstanding:

                                                    THREE MONTHS ENDED MARCH 31,

                                                          2004         2005

Determination of basic and diluted shares:

Weighted-average shares outstanding                      4,671        5,212

Potential common shares--dilutive stock options            513           --

Basic and diluted average common shares
outstanding                                              5,184        5,212

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         At March 31, 2004 the Company excluded 513at pricies ranging from $1.18 to $2.75 and in 2005, the Company excluded 625 at prices ranging from $1.18 to $6.78 per sharefrom the potential common shares because their effect would have been anti-dilutive.

COMMON SHARES

         During the three months ended March 31, 2005, the Company issued 278,552 (not in thousands) common shares upon the exercise of stock options at DKK 8.62 to DKK 31.72 per share.

DISPOSITIONS

         On January 1, 2005, and subsequent to December 31, 2004, the Company sold InAphone A/S, a majority owned subsidiary, as InAphone A/S had depleted the capital management was willing to allocate, without showing any significant increase in sales from the use of media in mobile phones and hand-held personal organizers. The minority shareholders paid DKK 1 for the Company's 60% interest and assumed the net liabilities of InAphone A/S as of December 31, 2004.

SUBSEQUENT EVENTS

         On April 1, 2005, the Company sold its building located at Poppelgardvej 11-13 in S0borg, Copenhagen to Lion Ejendomme ApS for DKK 20,000 in cash. At December 31, 2004 the net book value of the building was DKK 19,638.

         On May 16, 2005, the Company issued 587,500 (not in thousands) warrants to Officers and Directors of the Company to purchase the Company's common shares at $4.75 per share. The warrants vest immediately and expire April 30, 2015. The estimated fair value of the warrants on the date issued using the Black-Scholes option pricing model is approximately DKK 15,600.

         On May 19, 2005, and reflected in the accompanying financial statements the Company effected a 1 for 6 reverse stock split of it's common shares wherein in lieu of issuing a fraction of a New Share, to pay to each holder the value thereof based upon the closing price of an ADR on the NASDAQ Small Cap Market on the day on which the change shall have occurred. The Company further effected a change in the par value of each common share of the Company from DKK 1.25 to DKK 7.50.

SEGMENT REPORTING

         The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Pedersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment and the Broadcast media business segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The Company therefore considers that it has two reportable segments under SFAS 131
(i) Internet services and (ii) Broadcast media.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. It is the Company's policy that trade between the segments is entered into on an arms-length basis.

         Reportable segment information for each of the periods ended March 31, 2004 and 2005 is presented in the following table:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                                        THREE MONTHS ENDED MARCH 31
                                                      2004         2005          2005
                                                    --------     --------      --------
                                                      DKK          DKK           USD

INTERNET SERVICES:
Net revenue                                           13,455            0      $      0
Operating expenses:
      Cost of sales                                    4,680            0             0
      Selling and marketing expenses                   4,695          361            63
      General and administrative expenses              2,566        1,106           192
      Depreciation, amortization and write down          769          230            40
                                                    --------     --------      --------
      Total operating expenses                        12,710        1,697           295
                                                    --------     --------      --------
Operating income (loss)                                  745       (1,697)         (295)
                                                    --------     --------      --------
Total assets                                          58,483       61,748        10,746
                                                    --------     --------      --------

BROADCAST MEDIA
Net revenue                                           20,621       20,449         3,559
Operating expenses:
      Cost of sales                                   11,341       12,611         2,195
      Selling and marketing expenses                   2,874        3,663           637
      General and administrative expenses              3,399        3,774           657
      Depreciation, amortization and write down        2,437        3,173           552
                                                    --------     --------      --------
      Total operating expenses                        20,051       23,221         4,041
                                                    --------     --------      --------
Operating income (loss)                                  570       (2,772)         (482)
                                                    --------     --------      --------
Total assets                                         106,161      124,066        21,590
                                                    --------     --------      --------

CONSOLIDATED
Net revenue                                           34,076       20,449         3,559
Operating expenses:
      Cost of sales                                   16,021       12,611         2,195
      Selling and marketing expenses                   7,569        4,024           700
      General and administrative expenses              5,965        4,880           849
      Depreciation, amortization and write down        3,206        3,403           592
                                                    --------     --------      --------
      Total operating expenses                        32,761       24,918         4,336
                                                    --------     --------      --------
Operating income (loss)                                1,315       (4,469)         (777)
                                                    --------     --------      --------
Total assets                                         164,644      185,814      $ 32,336
                                                    --------     --------      --------


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 5.7463.
                             See accompanying Notes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Our business operated in two distinct areas: Internet products and services; and broadcasting and production. In December 2003 and January, 2004, as part of our plan to intensify our focus on our television programming business and on providing virus detection products and services, we sold EuroTrust Secure Hosting A/S, our secure hosting subsidiary, EuroTrust Realtime Security A/S, our digital video surveillance subsidiary, EuroTrust Sweden AB, our Swedish subsidiary, and the assets related to EuroTrust NetVaulting A/S, our secure remote backup business.

         We sold our PKI services business on April 1, 2004 and our virus detection software and services business on September 30, 2004.

         As a result of these various transactions, our business consists of our broadcast media division, which owns dk4, a Danish television station and operates one of the largest television production companies in Scandinavia, Prime Vision. and the Internet services segment monitors the continuing royalty payments received in connection with the sale of our secure hosting and remote back-up services business in 2004.

         The proceeds from our divestitures in 2004 allowed us to invest more than $10 million U.S. in Prime Vision. Prime Vision now owns one of Europe's first High Definition mobile production units, five fully digitalized mobile production units and two mobile analog production units that we expect to rebuild into digital units during 2005. We use these assets to produce content both for our own broadcast operations and for outside clients

         In addition to our television production operations, we continued to expand our media content platforms in 2004. Our original television channel, dk4, increased its subscriber base to record levels. Late in 2004, we also added a new speciality television channel, 4SPORT, to focus on coverage of both Danish sports, in cooperation with The Danish Sports Association, and international sporting events of particular interest to Danish fans. The new channel is currently in the testing phase of development and is projected to provide coverage of, among other sports, boxing, volleyball and basketball.

         We are in on-going negotiations with TDC on Cable to carry 4SPORT. The early response to 4SPORT has been very encouraging. Given this response and the response to new programming for dk4, we plan to focus on the development and introduction of more speciality content platforms in 2005 and beyond.

         In particular, we believe that dk4's long-standing coverage of the European Parliament for Danish viewers should be extendible to a pan-European audience. The European Parliament is desirous of making the citizens of the member countries of the European Union ("EU") aware of the increased importance of the EU and the influence it has on the politics of its independent member nations. To support that objective, we have discussed with representatives of the European Parliament, the proposed establishment of Europa Kanalen ("The European Channel") to provide coverage of the EU political process for viewers in other countries. We hope to begin coverage in 2005 or 2006 in three countries and then to jointly assess the results of the European

Channel with the European Parliament to determine whether coverage throughout Europe is practical. If successful, this could provide us with a Europe-wide content platform with substantial growth opportunities. Since content providers are historically among the most financially successful media operations, we plan to allocate significant resources to this initiative.

CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" in the consolidated financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. At March 31, 2005 we have two customers who account for approximately 38% and 33% of our outstanding receivables. If we are unable to collect these receivables it would have a significant negative impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

         LONG-TERM INVESTMENTS

         We invest in securities of companies for business and strategic purposes. These investments are in the form of equity securities of private companies for which there is no public market. For a specification of the investments you should refer to Note 3 of the consolidated financial statements accompanying our annual report on Form 20-F. These companies are typically in the early stage of development and are expected to incur substantial losses in the near-term. Therefore, we may never realize any return on these investments. Further, if these companies are not successful, we could incur charges related to write-downs or write-offs of these investments.

         We review, the assumptions underlying the operating performance from these privately held companies on an annual basis. This information may be more limited, may not be as timely and may be less accurate than information available from publicly traded companies. If we determine that an other-than-temporary decline in fair value of the investment exists, we write-down the investment to its fair value and record the related write-down as an investment loss in our consolidated statement of operations.

         We had no write-downs of our long term investments and marketable securities in the fiscal quarter ended March 31, 2005.

         VALUATION OF LONG-LIVED ASSETS

         Our long-lived assets totaled DKK 91.1 million, as of March 31, 2005, which consist primarily of property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

     o   a significant decrease in the market price of a long-lived asset;

     o a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

     o a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;

     o a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

     o a current expectation that it is probable that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

         An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which is usually based on future estimated discounted cash flows. Significant judgment is required in the forecasting of future operating results, which are used in the preparation of projected cash flows. If we made different judgments or utilized different estimates, material differences may result in write-downs of net long-lived and intangible assets, which would be reflected by charges to our operating results for any period presented.

         We recorded no impairment charge in the fiscal quarter ended March 31, 2005.

         GOODWILL

         We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment.

The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we must measure any impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At March 31, 2005, we had DKK 24.6 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

         For the fiscal year ended December 31, 2004, we performed our annual impairment assessment of goodwill in accordance with the provisions of SFAS No.
142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated discount rate for the specific reporting units. Differences in assumptions used in projecting future operating cash flows and estimated discount rate could have a significant impact on the determination of impairment amounts.

         In estimating future cash flows we used our internal budgets. Our budgets were based on recent sales data for existing products and expected growth rates for the Internet security services and framework agreements entered into with customers in the broadcasting segment. These budgets were based on current royalty percentages, expected staffing levels and expected inflation.

         Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

         TAX ASSET VALUATION

         We currently have deferred tax assets resulting from net operating loss carry forwards, and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realization of these deferred tax assets when necessary to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we consider include:

     o future earnings potential determined through the use of internal forecasts;

     o   cumulative losses in recent years;

     o   history of loss carry forwards and other tax assets expiring;

     o   the carry forward period associated with the deferred tax assets; and

     o the nature of the income that can be used to realize the deferred tax asset.

         If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded.

         If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets.

COMMON EUROPEAN CURRENCY

         The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Denmark, Sweden and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. The change to the Euro has not had a significant financial effect of us.

UNAUDITED CONSOLIDATED RESULTS

THREE  MONTHS  ENDED MARCH 31, 2005  COMPARED  WITH THREE MONTHS ENDED MARCH 31,
2004

         Revenue for the three months ended March 31, 2005 was DKK 20.5 million, a decrease of DKK 13.6 million, or 40.0%, compared to revenues of DKK 34.1 million for the three months ended March 31, 2004. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                                REVENUE             AMOUNT OF       PERCENTAGE
                                                     INCREASE        INCREASE
                           2004          2005       (DECREASE)      (DECREASE)
                         -------       -------      ----------      ----------
                                        (IN THOUSANDS OF DKK)
Internet services         13,455             0       (13,455)        (100.0%)
Broadcast media           20,621        20,449          (172)          (0.8%)
                         -------       -------       -------         -------
Total                     34,076        20,449       (13,627)         (40.0%)

         The decrease in revenue in our Internet services segment reflects the fact that beginning in 2003, we made the decision to change our strategic focus to our broadcasting business and consequently we made the decision to sell all of our Internet businesses. As of September 2004, all of our Internet businesses have been sold. The decrease in revenue in our broadcast media segment for the three months ended March 31, 2005 reflects an increase in the number of subscribers to dk4, but a decrease in the payment per subscriber and a growth in the production of programs for broadcasting.

         Total operating expenses for the three months ended March 31, 2005 were DKK 24.9 million, a decrease of DKK 7.9 million, or 23.9%, compared to total operating expenses of DKK 32.8 million for the three months ended March 31, 2004. Total operating expenses include cost of sales, selling and marketing expenses, general and administrative expenses and depreciation, amortization and write-down. For the three months ended March 31, 2005 compared to the same period in 2004, the percentage of total revenues represented by each of the following expenses are as follows: (i) Cost of sales was 61.7% compared to 47.0%; (ii) Selling and marketing expenses was 19.7% compared to 22.2%; (iii) General and administrative expenses was 23.9% compared to

17.5%; and (iv) Depreciation, amortization and write-down expenses was 16.6% compared to 9.4%. The tables below show our operating expenses by category on a segment-by-segment basis.

                             COST OF SALES          AMOUNT OF       PERCENTAGE
                                                     INCREASE        INCREASE
                           2004          2005       (DECREASE)      (DECREASE)
                         -------       -------      ----------      ----------
                                        (IN THOUSANDS OF DKK)
Internet services          4,680             0        (4,680)        (100.0%)
Broadcast media           11,341        12,611         1,270           11.2%
                         -------       -------       -------         -------
Total                     16,021        12,611        (3,410)         (21.3%)


                         SELLING AND MARKETING      AMOUNT OF       PERCENTAGE
                                                     INCREASE        INCREASE
                           2004          2005       (DECREASE)      (DECREASE)
                         -------       -------      ----------      ----------
                                        (IN THOUSANDS OF DKK)
Internet services          4,695           361        (4,334)         (92.3%)
Broadcast media            2,874         3,663           789           27.5%
                         -------       -------       -------         -------
Total                      7,569         4,024        (3,545)          46.8%


                              GENERAL AND
                             ADMINISTRATIVE         AMOUNT OF       PERCENTAGE
                                                     INCREASE        INCREASE
                           2004          2005       (DECREASE)      (DECREASE)
                         -------       -------      ----------      ----------
                                        (IN THOUSANDS OF DKK)
Internet services          2,566         1,106        (1,460)         (56.9%)
Broadcast media            3,399         3,774           375           11.0%
                         -------       -------       -------         -------
Total                      5,965         4,880        (1,085)         (18.2%)


                             DEPRECIATION,
                           AMORTIZATION AND
                              WRITE DOWNS           AMOUNT OF       PERCENTAGE
                                                     INCREASE        INCREASE
                           2004          2005       (DECREASE)      (DECREASE)
                         -------       -------      ----------      ----------
                                        (IN THOUSANDS OF DKK)
Internet services            769           230          (539)         (70.1%)
Broadcast media            2,437         3,173           736           30.2%
                         -------       -------       -------         -------
Total                      3,206         3,403           197            6.1%

         As of September 2004, we sold the last of our Internet services businesses. During the fiscal quarter ended March 31, 2005 we had no revenues from those businesses and as a result, our operating expenses were reduced significantly resulting in no Cost of sales and significantly reduced Selling and marketing expenses, General and administrative expenses and Depreciation, amortization and write-down expenses.

         In the case of our broadcast media segment, for the three months ended March 31, 2005 compared to the same period in 2004, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 61.7% compared to 55.0%; (ii) Selling and marketing expenses was 17.9% compared to 13.9%; (iii) General and administrative expenses was 18.5% compared to 16.5%; and (iv) Depreciation, amortization and write-down expenses was 15.5% compared to 11.8%.

         For the three months ended March 31, 2005, due to the sale of all of our Internet services businesses, our Internet services segment had no gross profit compared to DKK 8.8 million, or 65.2% of segment revenues for the same period in 2004. In the case of our broadcast media segment, for the three months ended March 31, 2005 the gross profit decreased to DKK 7.8 million, or 38.3% of segment revenues compared to DKK 9.3 million, or 45.0% of segment revenues for the same period in 2004. The decrease in the gross margin reflects an increase in Cost of sales and a slight reduction in Net revenue in our broadcast media segment.

                              GROSS PROFIT          AMOUNT OF      PERCENTAGE
                                                     INCREASE       INCREASE
                           2004          2005       (DECREASE)     (DECREASE)
                         -------       -------      ----------      ----------
                                        (IN THOUSANDS OF DKK)
Internet services          8,775             0        (8,775)        (100.0%)
Broadcast media            9,280         7,838        (1,442)         (15.5%)
                         -------       -------       -------         -------
Total                     18,055         7,838       (10,217)          (56.6)


         We had an operating loss of DKK 4.5 million for the three months ended March 31, 2005 compared to an operating profit of DKK 1.3 million for the same period in the prior year. The decrease in operating income is primarily due to the loss of the revenues from the Internet services businesses without an accompanying increase in the broadcast media revenues. In our Internet services segment we had an operating loss of DKK 1.7 million for the three months ended March 31, 2005 compared to an operating profit of DKK 0.7 million for the same period in the prior year. In our broadcast media segment we had an operating loss of DKK 2.8 million for the three months ended March 31, 2005 compared to an operating income of DKK 0.6 million for the same period in the prior year. The decrease reflects an increase in operating expenses due to increase in capital expenditures made in connection with the expanded activity in our production of programs for broadcasting by others and our new 4SPORT channel which was not accompanied by an increase in revenues.

         LIQUIDITY AND CAPITAL RESOURCES

         Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At March 31, 2005, cash balances totaled DKK 25.4 million compared to cash balances of DKK 6.8 million at December 31, 2004. At March 31, 2005 the ratio of current assets to current liabilities was 0.73 to 1. Our current assets primarily reflect our cash, accounts receivables and prepaid expenses and deposits.

         At March 31, 2005, we had secured lines of credit from banks totaling DKK 9.0 million, from which DKK 8.3 million have been drawn, and an outstanding note payable, due in September 2009, in the current principal amount of DKK 3.66 million which accrues interest at a rate of 5.5% per annum and is payable in equal monthly installments. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of March 31, 2005 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

         For the three months ended March 31, 2005, cash used in operations was DKK 4.0 million compared to DKK 3.2 million for the three months ended March 31, 2004, an increase of DKK 0.8 million. The increase is primarily due to a net loss of DKK 2.7 million from continuing operations in the fiscal quarter ended March 31, 2005 compared to net income of DKK 1.6 million for the same period in 2004, and the change in the items accounts receivable, broadcasting programming rights, accounts payable, accrued expenses and deferred revenue.

         For the three months ended March 31, 2005, cash provided by investing activities was DKK 15.0 million compared to cash used in investing activities of DKK 1.3 million for the three months ended March 31, 2004, an increase in cash provided by investing activities of DKK 16.3 million. The increase is primarily attributable to the deposit received for the sale of our building located at Poppelgaardvej 11-13 in Soeborg.

         For the fiscal quarter ended March 31, 2005, cash provided by financing activities was DKK 7.7 million compared to no cash used in financing activities for the three months ended March 31, 2004. The increase in cash provided is partially due to the release of 50% of the cash held in an escrow account in connection with the sale of our former PKI Internet services business in April of 2004 and partially due to proceeds from the private placements of our securities.

         For the first three months of 2005 we experienced net cash inflows from financing and investing activities.

         We believe that our cash on hand, cash received from the sales of our Internet services businesses and the positive trend in our cash flow together with borrowings currently available and other potential sources of funds will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures or the positive trend in our cash flow does not continue it could put a substantial burden on our cash resources.

                                  RISK FACTORS

         OUR FUTURE OPERATING RESULTS ARE HIGHLY UNCERTAIN AND MAY BE INFLUENCED BY A VARIETY OF FACTORS INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS REPORT. IN ADDITION TO OTHER INFORMATION IN THIS FORM 6-K, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING OUR BUSINESS AND US BECAUSE THESE FACTORS CURRENTLY HAVE A SIGNIFICANT IMPACT OR MAY HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM 6-K AS A RESULT OF THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS FORM 6-K.

WE  HAVE  A  SIGNIFICANT   ACCUMULATED   LOSS  AND  THE   LIKELIHOOD  OF  FUTURE
PROFITABILITY IS UNCERTAIN. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO TERMINATE OPERATIONS.

         We incurred a net loss in each of the years ended December 31, 2000, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the year ended December 31, 2004 we had an operating loss of DKK 18.23 million (approximately $3.17 million). For the three months ended March 31, 2005 we had an operating loss of DKK 4.47 million, ($0.778 million) and a net loss of DKK 2.70 million, ($0.469 million). As of March 31, 2005, we had an accumulated deficit of DKK460.1 million, ($80.1 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE. IF WE CANNOT DO SO, WE MAY NOT BE ABLE TO FUND OUR FUTURE ACTIVITIES OR CONTINUE OPERATING.

         Our future capital requirements will depend on a number of factors, including our ability to generate positive cash flow from operations, capital expenditure requirements and acquisition opportunities. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE. IF OUR FINANCIAL RESULTS FALL BELOW EXPECTATIONS IN ONE OR MORE FUTURE QUARTERS, THE MARKET PRICE OF OUR ADSS MAY BE NEGATIVELY IMPACTED.

         We cannot accurately forecast our revenues or operating results. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

     o   market acceptance of our products and services;

     o a change in television viewer preferences if we are unsuccessful in addressing those changes in our programming;

     o   the non-renewal of our contract with TeleDanmark Kabel to carry dk4;

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

     o   the non-renewal of our contract with Canal Digital A/S to carry dk4;

     o   the  continued   interest  in  televising   live  sporting   events  in
         Scandanavia;

     o   the  pace  at  which  new   television   programming   is  produced  in
         Scandinavia;

     o   customer renewal rates for our products and services;

     o our success in cross marketing our products and services to our existing customers and to new customers;

     o   developing our direct and indirect distribution channels;

     o a decrease in the level of spending for Internet products and services from which our royalties are based;

     o   our ability to expand our operations;

     o our success in assimilating the operations and personnel of any acquired businesses;

     o the impact of price changes in our products and services or those of our competitors; and

     o general economic conditions and economic conditions specific to the television programming production or Internet services industry.

Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ADSs would likely decline which may result in a significant decline in the value of your investment.

WE HAVE A LIMITED OPERATING HISTORY IN THE MEDIA BUSINESS AND MAY ENCOUNTER DIFFICULTIES SIMILAR TO THOSE FACED BY EARLY STAGE COMPANIES. OUR RESULTS FROM OPERATIONS MAY DEPEND ON HOW SUCCESSFUL WE ARE IN DEALING WITH THESE DIFFICULTIES.

         Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services to (iv) our current business which is made up of our TV broadcast channel - dk4 and our TV production company - Prime Vision. We have only a limited operating history in this business on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development.

         We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

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

WE COMPETE IN THE HIGHLY COMPETITIVE BROADCASTING INDUSTRY.

         The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, in 2001 we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

IF WE ARE UNABLE TO NEGOTIATE A RENEWAL OF OUR CONTRACT WITH EITHER TELEDANMARK KABEL OR CANAL DIGITAL A/S THE REVENUES FROM OUR BROADCASTING BUSINESS MAY BE ADVERSELY AFFECTED.

         Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee as well as to all subscribers of Canal Digital A/S, a Danish digital satellite television service provider. Our agreement with each of TeleDanmark Kabel and Canal Digital A/S to carry dk4 as part of its basic package expires on December 31, 2006 and December 31, 2007, respectively. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel or Canal Digital A/S. If we are unable to renew any of the agreements the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially and adversely affected.

IF THE INTEREST IN VIEWING LIVE SPORTING EVENTS IN THE SCANDINAVIAN MARKET SHOULD DECREASE OR IF THERE IS A SLOWDOWN IN OTHER TELEVISION PROGRAMMING PRODUCTION OUR RESULTS COULD BE ADVERSELY AFFECTED.

         As of May 1, 2005 we have approximately eight large mobile television production vans which are leased to various other companies primarily for their broadcast of live sporting events or the production of original television programming. We also provide many of the technical personnel required for these productions. If we are unable to lease these vans and our technical personnel to other broadcasters or television production companies we will be in a position where we will not be able to cover the expenses associated with this business which in turn could materially and adversely effect our business. Our ability to keep these vans busy in order to generate revenue will be effected by many factors outside of our control, including the continued interest in viewing live sporting events and the continued desire to produce television programming in Scandinavia.

WE MAY NEVER RECEIVE ANY ROYALTY PAYMENTS FROM THE SALE OF THE BUSINESSES RELATED TO OUR INTERNET SERVICES DIVISION.

         During 2003 and 2004 we sold all of the business operations related to our internet services division including, the secure internet hosting business, the digital video surveillance business, the secure remote back-up business, the PKI services business and the virus detection software and services business. Pursuant to the terms of the agreements for the sale of some of these businesses we are entitled to royalty payments until 2010. If any of these businesses fail to maintain or achieve market acceptance at a level necessary to sustain the business then, we will receive a diminished level of, or even no, royalty payments and, as a result, our results from operations may be adversely affected.

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

OUR LONG-TERM GROWTH STRATEGY ASSUMES THAT WE MAKE SUITABLE ACQUISITIONS AND INVESTMENTS. IF WE ARE UNABLE TO ADDRESS THE RISKS ASSOCIATED WITH ACQUISITIONS AND INVESTMENTS OUR BUSINESS COULD BE HARMED.

         Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

         Assimilating acquired businesses involves a number of other risks, including, but not limited to:

     o   disrupting our business;

     o incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

     o   incurring unanticipated costs or unknown liabilities;

     o   managing more geographically-dispersed operations;

     o   diverting management's resources from other business concerns;

     o   retaining the employees of the acquired businesses;

     o   maintaining existing customer relationships of acquired companies;

     o   assimilating  the operations and personnel of the acquired  businesses;
         and

     o   maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL, ACCOUNTING AND INFORMATION SYSTEMS, CUSTOMER SERVICE STAFF AND OFFICE RESOURCES. IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

         In order to  achieve  our growth  strategy,  we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

OUR  INTERNATIONAL  PRESENCE  CREATES  RISKS  WHICH  MAY  ADVERSELY  AFFECT  OUR
BUSINESS.

         Currently, our operations focus on the Scandinavian, markets. In addition to the uncertainty as to our ability to successfully expand our Scandinavian presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

         Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management personnel. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, our Chief Executive Officer, and Soren Degn, our Chief Financial Officer. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.

OUR RESULTS FROM OPERATIONS MAY BE ADVERSELY AFFECTED BY EXCHANGE RATE FLUCTUATIONS.

         A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we have not engaged in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of

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

the Danish kroner declines and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

THE MARKET PRICE OF OUR ADSS MAY DECLINE IF THE VALUE OF THE DANISH KRONER FALLS AGAINST THE US DOLLAR.

         Fluctuations in the exchange rate between the Danish Kroner and the US dollar are likely to affect the market price of our ADSs. For example, because EuroTrust's financial statements are reported in Danish Kroners, if the value of the Danish Kroner falls against the US dollar, EuroTrust's earnings per share in US dollars will be reduced. This may adversely affect the price at which our ADSs trade in the US.

THERE IS A LIMITED PUBLIC MARKET FOR OUR SECURITIES AND OUR SECURITIES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

         Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq SmallCap Market(R). The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

     o   variations in our operating results;

     o   the liquidity of the markets;

     o   investor perceptions of us and the industry in which we operate;

     o   changes in earnings estimates by analysts;

     o   sales of ADSs by existing holders; and

     o   general economic conditions.

         In addition, Nasdaq has recently experienced broad price and volume fluctuations. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

WE HAVE NEVER PAID A DIVIDEND NOR DO WE ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

         We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth or to implement shareholder-approved repurchases of our stock. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


                                                EUROTRUST A/S


Dated: July 28, 2005                            By: /s/ Soren Degn
                                                    ----------------------------
                                                        Soren Degn
                                                        Chief Financial Officer

                                INDEX TO EXHIBITS

                                    EXHIBITS
                                    --------

13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*


-----------

* Included herewith.

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